UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Trist Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

896767 100

(CUSIP Number)

Eric Stoppenhagen
PO Box 4198
Newport Beach, CA 92661
(949) 903-0468

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896767 100		Page 2 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Landbank Acquisition LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,466,668
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,466,668
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,668
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (see Instructions) OO limited liability company

CUSIP No. 896767 100		Page 3 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doug Gravink
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,466,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,466,668
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,668
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 896767 100		Page 4 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary Hewitt
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,466,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,466,668
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,668
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (see Instructions) IN

This Schedule 13D/A (“Amendment No. 2”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on October 1, 2007 (the “Original Filing”), as amended by the Schedule 13D/A filed with the SEC on January 4, 2008 (“Amendment No. 1”).  Terms not defined herein but used herein shall have the meaning ascribed to them in the Original Filing, as amended by Amendment No. 1.

Item 1.  Security and Issuer.

This Amendment No. 2 does not amend or supplement the response to Item 1 contained in the Original Filing, as amended by Amendment No. 1.

Item 2.  Identity and Background.

This Amendment No. 2 does not amend or supplement the response to Item 2 contained in the Original Filing, as amended by Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing, as amended by Amendment No. 1, is supplemented and amended by the information below.

The Share Purchase Agreement.

On October 19, 2009, LALLC sold to Woodman Management Corporation, a California corporation and Europa International, Inc., a corporation organized under the laws of the Cayman Islands an aggregate of 79,311,256 shares of Company common stock as well as all notes and liabilities due LALLC or LLC from the Company in exchange for aggregate consideration of $165,000.  After the transaction, LALLC held a total of 5,466,668 shares of Company common stock directly.  The Managing Members each hold a 50% beneficial ownership interest in LALLC through both direct and indirect ownership via their affiliates.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D/A by LALLC is based on LALLC’s ownership of 5,466,668 shares of Common Stock of the Company, and assumes a total of 89,239,920 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D/A by Gravink and Hewitt is based on their indirect ownership of 5,466,668 shares of Common Stock of the Company, and assumes a total of 89,239,920 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of October 19, 2009, LALLC owned 5,466,668 shares of Common Stock of the Company.  Assuming a total of 89,239,920 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, LALLC’s ownership constitutes approximately 6.1% of the shares of the Company’s Common Stock issued and outstanding.

Each of the Managing Members beneficially owns 5,466,668 shares of Common Stock of the Company in so far as the Managing Members and their affiliates own 100% of the membership interests of LALLC and in so far as they have the power to direct the very disposition of such securities.  Assuming a total of 89,239,920 shares of Company Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, the Managing Members beneficial ownership constitutes 6.1% of the shares of the Company’s Common Stock issued and outstanding.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1   Joint Filing Agreement.

2   Securities Exchange Agreement dated November 1, 2007 by and among Landbank Group, Inc., Landbank Acquisition LLC and Family Products LLC*

3   Share Purchase Agreement dated October 19, 2009 by and among Landbank Acquisition LLC, Landbank, LLC, a California limited liability company and Woodman Management Corporation, a California corporation and Europa International, Inc. a corporation organized under the laws of the Cayman Islands.

* Previously filed with Amendment No. 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Landbank Acquisition LLC
a California limited liability company
Dated: October 28, 2009
	By:	/s/ Doug Gravink
By: Doug Gravink
Its: Manager

Dated: October 28, 2009
	By:	/s/ Doug Gravink
Doug Gravink

Dated: October 28, 2009
	By:	/s/ Gary Hewitt
Gary Hewitt

EXHIBIT INDEX

Exhibit No.

1   Joint Filing Agreement.

2   Securities Exchange Agreement dated November 1, 2007 by and among Landbank Group, Inc., Landbank Acquisition LLC and Family Products LLC*

3   Share Purchase Agreement dated October 19, 2009 by and among Landbank Acquisition LLC, Landbank, LLC, a California limited liability company and Woodman Management Corporation, a California corporation and Europa International, Inc. a corporation organized under the laws of the Cayman Islands.

* Previously filed with Amendment No. 1.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Landbank Acquisition LLC
a California limited liability company
Dated: October 28, 2009
	By:	/s/ Doug Gravink
By: Doug Gravink
Its: Manager

Dated: October 28, 2009
	By:	/s/ Doug Gravink
Doug Gravink

Dated: October 28, 2009
	By:	/s/ Gary Hewitt
Gary Hewitt